UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

17 Rothschild Blvd

Tel Aviv 6688120, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Request for Class Action Certification

On March 6, 2023, a request was sent to HUB Cyber Security Ltd. (the “Company”) for approval of a class action which was filed in the Tel Aviv District Court — the Economic Department against the Company and its officers and directors (“request for approval” and “defendants”, respectively). The subject of the request for approval, according to what is claimed in it, is that over a period of time from March 2022 until February 2023 the Company published immediate reports in Israel to the Israel Securities Authority and the securities exchanges in Israel, that it had received an irrevocable investment commitments of $50 million in a PIPE financing (the “PIPE Financing”) that was to be consummated simultaneously with the closing of the Company’s business combination with Mount Rainier Acquisition Corp (“Mount Rainier”).

The reason for which the request for approval was submitted is an alleged violation of the provisions of Israeli securities laws about disclosure and violations of the duties of care and negligence of the office-holders of the Company in representing to investors that they did indeed have a commitment from investors to complete the PIPE Financing and that the PIPE Financing ultimately failed to fund at the closing of the business combination at the published pro forma value of $1.28 billion.

The group that the applicant seeks to represent in the request for approval includes all those who purchased shares of the Company from March 23, 2022, the date that the Company announced the proposed business combination with Mount Rainier, through February 23, 2023, the last day of trading of the Company on the Tel Aviv Stock Exchange. The assessment of the claimed damage as part of the approval request is NIS 91.24 million.

As of the date of this report, the Company is still examining the claim and therefore, at this stage, is unable to assess the chances of the claim being approved as a class action and/or its scope, and if approved, whether it will have a material impact on the Company’s results of operations or financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: March 7, 2023	By:	/s/ Hugo Goldman
Hugo Goldman
Chief Financial Officer